Exhibit 21.1

SUBSIDIARIES OF BIOHAVEN RESEARCH LTD.

The following entities are expected to be subsidiaries of Biohaven Research Ltd. upon completion of the distribution described in the information statement.

Name	Jurisdiction of Incorporation
Biohaven Specialty Pharmaceutical Ltd.	British Virgin Islands
Biohaven Therapeutics Ltd.	British Virgin Islands
Biohaven Pharmaceuticals, Inc.	Delaware
BioShin Limited	Cayman Islands
BioShin Hong Kong Limited	Hong Kong
BioShin (Shanghai) Consulting Services Co., Limited	China
Biohaven Bioscience Ireland Limited	Ireland
Biohaven Therapeutics IP Ltd.	British Virgin Islands
Biohaven CGRP IP Ltd.	British Virgin Islands
BioShin (Singapore) PTE. LTD.	Singapore
Kleo Pharmaceuticals, Inc.	Delaware
Kleo Pharmaceuticals Pty Ltd.	Australia